07002446

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER NEW ENGLAND AGENCY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 NORTH MAIN STREET
(No. and Street)

CONCORD (City) NH (State) 03031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Wentworth Sanford (603 224-1350 x 333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF AND COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 01115 (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2007 WASH, DC 185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia Wentworth Sanford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter New England Agency, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HALLIE A. ALOSKY
STATE OF NEW HAMPSHIRE
MY COMMISSION EXPIRES MAY 4, 2010
NOTARY PUBLIC

Cynthia Wentworth Sanford
Signature

Treasurer and CFO
Title

Hallie A. Alosky
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CHARTER NEW ENGLAND AGENCY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

Years Ended December 31, 2006 and 2005

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.
Concord, New Hampshire

We have audited the accompanying statements of financial condition of Charter New England Agency, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter New England Agency, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 (Computation of Net Capital under Rule 15c3-1 at December 31, 2006 and 2005) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 19, 2007

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 60,275	$ 93,310
Accounts receivable	25,669	19,142
Receivables from related parties	33,906	28,953
Furniture and equipment, net	722	1,944
Prepaid expenses and other assets	10,666	16,497
	$131,238	$159,846

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable and accrued expenses	$ 11,893	$ 30,883
Total liabilities	11,893	30,883
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock; $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	794,044	744,044
Accumulated deficit	(675,699)	(616,081)
Total stockholder's equity	119,345	128,963
	$131,238	$159,846

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
Operating revenues:		
Underwriting fees and commissions	$ 670,846	$ 742,890
Interest income	824	1,994
Other income	66	1,304
Total operating revenue	671,736	746,188
Operating expenses:		
Commissions	471,089	533,356
Employment expenses	217,478	254,839
Regulatory and professional fees	19,688	11,150
General and administrative expenses	52,175	43,222
Total operating expenses	760,430	842,567
Loss before income taxes	(88,694)	(96,379)
Income tax benefit	(29,076)	(31,853)
Net loss	$ (59,618)	$ (64,526)

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2004	$ 1,000	$694,044	$ (551,555)	$ 143,489
Net loss	-	-	(64,526)	(64,526)
Capital contributions from Charter Holding Corporation	-	50,000	-	50,000
Balance, December 31, 2005	1,000	744,044	(616,081)	128,963
Net loss	-	-	(59,618)	(59,618)
Capital contributions from Charter Holding Corporation	-	50,000	-	50,000
Balance, December 31, 2006	$ 1,000	$794,044	$ (675,699)	$ 119,345

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (59,618)	$ (64,526)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	716	568
Loss on disposal of furniture and equipment	506	-
Net change in:		
Accounts receivable	(6,527)	(19,142)
Receivables from related parties	(4,953)	(23,936)
Prepaid expenses and other assets	5,831	(8,951)
Accounts payable and accrued expenses	(18,990)	(670)
Net cash used by operating activities	(83,035)	(116,657)
Cash flows from investing activities:		
Purchase of furniture and equipment	-	(1,596)
Net cash used by investing activities	-	(1,596)
Cash flows from financing activities:		
Capital contribution from Charter Holding Corporation	50,000	50,000
Net cash provided by financing activities	50,000	50,000
Net change in cash and cash equivalents	(33,035)	(68,253)
Cash and cash equivalents at beginning of year	93,310	161,563
Cash and cash equivalents at end of year	$ 60,275	$ 93,310
Income taxes paid	$ 4,473	$ 2,100

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. ("CNEA") is a 100% owned subsidiary of Charter Holding Corp. ("Charter"). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and variable annuities through another registered broker-dealer, and under a marketing agreement with four affiliated banks within the state of New Hampshire.

The Company introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and an interest-bearing money market account with a bank.

Furniture and equipment

Furniture and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Commissions (and related expenses) from the distribution and sale of life insurance and annuities are recognized when earned. Commissions on mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return.

Employee benefit plan

Certain employees of CNEA participate in a qualified 401(k) plan sponsored and administered by Charter Trust Company, a wholly-owned subsidiary of Charter. All employees who are 18 years of age or more are eligible to enroll in the plan. The plan allows employees to contribute to the plan through salary reductions a percentage of salary, subject to certain limits based on federal tax laws. For employees with six months of service, CNEA has elected to contribute a matching amount of up to 3% of annual compensation of each participant. Employer matching contributions for the years ended December 31, 2006 and 2005 amounted to $6,322 and $5,860, respectively. Employer matching contributions are vested ratably over a five-year period.

3. FURNITURE AND EQUIPMENT

The cost and accumulated depreciation of furniture and equipment at December 31, is as follows:

	2006	2005
Furniture and fixtures	$ 2,023	$ 2,609
Office equipment	1,905	1,905
Computer software	-	1,816
	3,928	6,330
Less accumulated depreciation	(3,206)	(4,386)
Furniture and equipment, net	$ 722	$ 1,944

For the years ended December 31, 2006 and 2005, depreciation expense amounted to $716 and $568 respectively, and is included in general and administrative expenses.

4. INCOME TAXES

The components of the current income tax receivable, in the accompanying balance sheets, are as follows at December 31:

	2006	2005
Current:		
Federal	$ 29,236	$ 14,578
State	3,148	257
	$ 32,384	$ 14,835

The effective tax rate for the years ended December 31, 2006 and 2005 is 33% and differs from the statutory rate of 34% due primarily to the state taxes.

There are no deferred tax assets or liabilities at December 31, 2006 and 2005.

5. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for CNEA at December 31 are as follows:

	2006	2005
Aggregate indebtedness	$ 11,893	$ 30,883
Net capital	48,382	62,427
Ratio of aggregate indebtedness to net capital	.25 to 1.0	.49 to 1.0

Based on its aggregate indebtedness on each date, CNEA's minimum required net capital amounted to $5,000 at December 31, 2006 and 2005.

The operations of CNEA do not include the physical handling ("possession and control") of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(2)(ii) of such rule.

6. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31 are comprised of the following:

	2006	2005
Rent - office and equipment	$ 14,426	$ 12,168
Insurance	7,069	5,513
Travel, training and entertainment	6,799	7,062
Legal	6,498	-
Dues and subscriptions	5,512	6,557
Outside payroll services	3,811	3,349
Postage	1,144	2,720
Office supplies	2,638	2,206
Miscellaneous	4,278	3,647
	$ 52,175	$ 43,222

7. RELATED PARTY TRANSACTIONS

Receivables from related parties

Receivables from related parties were as follows as of December 31.

	2006	2005
Taxes receivable from parent	$ 29,236	$ 14,835
Other receivables	4,670	14,118
	$ 33,906	$ 28,953

Management fee

CNEA has an agreement with Charter Trust Company ("CTC") whereby in lieu of commissions, CNEA collects a monthly management fee from CTC in consideration of performing certain administrative functions and providing employee services. Amounts earned under this agreement totaled $50,000 for each of the years ended December 31, 2006 and 2005 and are reflected as a reduction in employment expenses.

8. COMMITMENTS AND CONTINGENCIES

Consulting Agreement

On April 5, 2006, pursuant to a consulting agreement with the Company, a consultant of the Company notified the Company of his intention to terminate their agreement. The Company has recognized revenues for February and March, 2006 in accordance with revenue-sharing provisions of the agreement. Subsequent to the termination, the Company has not received payment totaling $25,669 of the revenue-sharing for the two months prior to the termination. These revenues are recorded as accounts receivable in the accompanying Statements of Financial Condition at December 31, 2006. The Company has filed a legal claim and is currently awaiting arbitration.

Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

Schedule 1

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2006 and 2005

Net capital	2006	2005
Total stockholder's equity, allowable for purposes of net capital computation	$ 119,345	$ 128,963
Less nonallowable assets:		
Accounts receivable	25,669	19,142
Receivables from related parties	37,054	28,953
Furniture and equipment, net	722	1,944
Prepaid expenses and other assets	7,518	16,497
Net capital	$ 48,382	$ 62,427
Aggregate indebtedness		
Total liabilities included in statement of financial condition	$ 11,893	$ 30,883
Aggregate indebtedness	$ 11,893	$ 30,883
Minimum net capital required to be maintained	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$ 43,382	$ 57,427
Ratio of aggregate indebtedness to net capital	.25 to 1.0	.49 to 1.0

Note A – Reconciliation of the unaudited FOCUS Report

There were no material differences between the amounts appearing above and those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2006 and 2005.

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.
Concord, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. (CNEA), as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered CNEA's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CNEA's internal control. Accordingly, we do not express an opinion on the effectiveness of CNEA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CNEA including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because CNEA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CNEA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

The management of CNEA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CNEA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CNEA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 19, 2007

END